
July 21, 2022

Howard Marks
Chief Executive Officer
StartEngine Crowdfunding, Inc.
3900 West Alameda Avenue
Suite 1200
Burbank, CA 91505

> **Re: StartEngine Crowdfunding, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed June 6, 2022**
> **File No. 000-56415**

Dear Mr. Marks:

We issued comments to you on the above captioned filing on June 22, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 4, 2022.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance